

September 3, 2010

Zhou Hui, Chief Accountant
Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
2C, Fuxingmennan Street
Xichng District, Beijing
The People's Republic of China

   Re: **Huaneng Power International, Inc.**
      Form 20-F for the Fiscal Year Ended December 31, 2009
      Filed April 19, 2010
      File No. 1-13314

Dear Ms. Hui:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business day by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Financial Statements, page F-1

Notes to the Financial Statements, page F-11

Note 2. Principal Accounting Policies, page F-11

(b) Consolidation, page F-14

1. We note that you apply the purchase method in accounting for acquisitions from common control shareholders. Please explain to us how you determined that you should account for these common control acquisitions using the purchase method as opposed to historical

cost accounting. In doing so, please tell us the substance of and reasons for these acquisitions.

Note 5. Revenue and Segment Information, page F-38

2.   We note that your operating and reportable segments consist of your power segment and an all other segment. Considering you entered into the Singapore power market with your fiscal 2008 acquisition of Tuas Power, please clarify why your Singapore power business does not represent an operating and/or reportable segment. For instance, it is unclear to us why your Singapore power business does not meet the operating segment criteria in paragraph 5 of IFRS 8.

Note 7. Property, Plant and Equipment, page 44

3.   We note that you recorded RMB 630 million of asset impairment charges related to shutdowns of generators at your Xiandian and Weihai plants. Please tell us and disclose in greater detail in future filings the events and circumstances that led to the recognition of your impairment losses, including the reasons for the generator shutdowns. See paragraph 130 of IAS 36.

Note 8. Investments in Associates, page F-45

4.   We note that you account for your investment in SEI using the equity method of accounting despite only holding a 9.08% equity interest in the entity. In accordance with paragraph 37 of IAS 28, please tell us and disclose in future filings the reasons why the presumption that an investor does not have significant influence is overcome if the investor holds, directly or indirectly through subsidiaries, less than 20% of the voting or potential voting power of the investee but concludes that it has significant influence. Please tell us the percentage equity interest of SEI held by your associate SEG, your SEI investment balance at December 31, 2009 and your share of SEI's profit or loss for fiscal 2009.

Note 14. Goodwill, page F-54

5.   Please disclose in future filings the information required by paragraph 134(f) of IAS 36 for each cash generating unit to which a significant amount of goodwill is allocated, or tell us why you do not believe this disclosure would be beneficial to your investors in assessing the sensitivity of your goodwill to future impairments. Please show us what these disclosures would have looked like for the historical periods presented in this filing.

Zhou Hui
Huaneng Power International, Inc.
September 3, 2010
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim at (202) 551-3323 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director